UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 3

PERSEON CORPORATION
(Name of Subject Company)

PERSEON CORPORATION
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
Warrants to purchase common stock
(Title of Class of Securities)
715270 203 (Common Stock)
715270 112 (Public Warrants)
 (CUSIP Number of Class of Securities)
Clinton E. Carnell Jr.
President
Perseon Corporation
460 West 50 North
Salt Lake City, UT 84101
(801) 972-5555
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:
Nolan S. Taylor
David Marx
Dorsey & Whitney LLP
136 South Main Street, Suite 1000
Salt Lake City, Utah 84101-1685
(801) 933-7363

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this "Amendment No. 3") amends and supplements certain information in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Perseon Corporation (the "Company") with the Securities and Exchange Commission on November 5, 2015 (as amended and supplemented from time to time, the "Schedule 14D-9"). The Schedule 14D-9 relates to the tender offer (the "Offer") by Galil Merger Sub, Inc. ("Merger Sub"), a subsidiary of Galil Medical Inc. ("Galil"), and Galil is a direct wholly owned subsidiary of Galil Medical Ltd. ("Israeli Parent" and, together with Merger Sub and Galil, the "Offeror Group"), to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase by the Offeror Group dated November 5, 2015, and in the related Letters of Transmittal, as each may be amended or supplemented from time to time, (i) all of the Company's outstanding common stock, par value $0.001 per share (the "Shares") for $1.00 per Share and (ii) all of the warrants to purchase Shares (the "Public Warrants"), which Public Warrants were issued pursuant to the prospectus dated July 29, 2015 and are publicly traded on The Nasdaq Capital Market under the symbol "PRSNW" for $0.02 per Public Warrant.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text in its entirety after the last paragraph of "Background and Reasons for the Recommendation of the Board — Background":
"As of the expiration of the Offer at 11:59 P.M., New York City time, on December 21, 2015, 6,263,504 Shares had been tendered into and not withdrawn from the Offer, and 2,119,200 Public Warrants had been tendered into and not withdrawn from the Offer, representing approximately 16% of the Company's Public Warrant's outstanding as of the close of business on December 21, 2015. Also on December 21, 2015, Galil had been unable to obtain financing to satisfy the Financing Condition.
The Offer was conditioned on, among other things, the Minimum Share Condition, the Minimum Public Warrants Condition and the Financing Condition. Because the Minimum Public Warrant Condition and the Financing Condition were not satisfied as of the expiration date, no Shares or Public Warrants were purchased by Galil pursuant to the Offer and Galil has instructed the Depositary to promptly return all Shares and Public Warrants tendered into the Offer to the tendering shareholders and warrant holders, without any action required on the part of the shareholders."
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented inserting the following new section in its entirety after the section "Stock holder Approval of the Merger Not Required":
"Termination of the Offer
The Offer was conditioned on, among other things, the satisfaction of the Minimum Share Condition, the Minimum Public Warrant Condition and the Financing Condition as of 11:59 P.M., New York City time, on December 21, 2015. An insufficient number of Public Warrants were tendered and Galil was unable able to obtain sufficient financing prior to the expiration of the Offer and, as a result, none of the Shares or Public Warrants tendered into the Offer were purchased.
According to Wells Fargo Bank, N.A., the Depositary for the Offer, as of the expiration of the Offer at 11:59 P.M., New York City time, on December 21, 2015, a total of 6,263,504 Shares and 2,119,200 Public Warrants had been tendered into and not withdrawn from the Offer. The Depositary has been instructed to promptly return all Shares and Public Warrants tendered into the Offer to the tendering shareholders and warrant holders.
Also, on December 22, 2015, Galil delivered a notice to the Company pursuant to Section 8.1(b)(ii) of the Merger Agreement, electing to terminate the Merger Agreement because the Offer expired in accordance with its terms without Merger Sub having purchased any Shares or Public Warrants pursuant to the Offer. The Notice of Termination of Agreement and Plan of Merger is filed as Exhibit (a)(1)(H) and is incorporated herein by reference."
Galil issued a press release in connection with the foregoing on December 22, 2015. Galil's press release is filed as Exhibit (a)(5)(E) and is incorporated herein by reference.

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(D) the following Exhibits:

(a)(1)(H)
Notice of Termination of Agreement and Plan of Merger, dated as of December 22, 2015, from Galil Medical Inc. and Galil Merger Sub, Inc. to Perseon Corporation (incorporated by reference to Exhibit (d)(4) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Galil Medical, Inc., Galil Medical LTD. and Galil Merger Sub, Inc. with the SEC on December 22, 2015).

(a)(5)(E)
Press Release, dated December 22, 2015, issued by Galil Medical, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Galil Medical, Inc., Galil Medical LTD. and Galil Merger Sub, Inc. with the SEC on December 22, 2015).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2015

PERSEON CORPORATION

By:	/s/ Clinton E. Carnell Jr.
Name:	Clinton E. Carnell Jr.
Title:	President and Chief Executive Officer
Principal Executive Officer